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Exhibit 99.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2004

ALLIANCE ATLANTIS COMMUNICATIONS INC.
By:	/s/ PAUL LABERGE Name: Paul Laberge Title: Sr. Vice President, Corporate Development & General Counsel

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  Exhibit 99.2
SIGNATURES